Annovis Bio, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Tel: (484) 875-3192

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Annovis Bio, Inc.

Registration Statement on Form S-3

File No. 333-276814

Dear Mr. Crawford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Annovis Bio, Inc.. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. ET on Monday, February 12, 2024, or as soon as practicable thereafter.

Very truly yours,

ANNOVIS BIO, INC.

By:	/s/ Henry Hagopian III
Name:	Henry Hagopian III
Title:	Chief Financial Officer